Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement has been prepared pursuant to, and in order to comply with, the Listing Rules and the Codes, and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of the Company nor shall there be any sale, purchase or subscription for securities of the Company in any jurisdiction in which such offer, solicitation or sale would be unlawful absent the filing of a registration statement or the availability of an applicable exemption from registration or other waiver.

Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE: ZH; HKEX: 2390)

CONDITIONAL VOLUNTARY CASH OFFER BY DEUTSCHE BANK AG,
HONG KONG BRANCH ON BEHALF OF THE COMPANY TO BUY BACK
UP TO 46,921,448 CLASS A ORDINARY SHARES (INCLUDING IN THE
FORM OF AMERICAN DEPOSITARY SHARES) AT A PRICE OF HK$9.11
PER CLASS A ORDINARY SHARE (EQUIVALENT OF US$3.50 PER ADS);
AND
EXTENSION OF TIME FOR DISPATCH OF OFFER DOCUMENT

Financial Adviser to the Company

Independent Financial Adviser to the Independent Board Committee

INTRODUCTION

Reference is made to the announcement of Zhihu Inc. (the “Company”) dated July 19, 2024 in relation to, among other things, the Offer (the “Announcement”). Unless the context requires otherwise, capitalized terms used herein shall have the same meanings as those defined in the Announcement.

EXTENSION OF TIME FOR DISPATCH OF OFFER DOCUMENT

As disclosed in the Announcement, the Offer Document containing, inter alia: (i) further details of the Offer; (ii) the expected timetable relating to the Offer; (iii) the recommendation from the Independent Board Committee with respect to the Offer; (iv) the advice of the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders; (v) a notice convening the EGM; and (vi) the Form of Acceptance, the ADS Letter of Transmittal, and information relating to the procedures required for the acceptance of the Offer, would be despatched to the Shareholders and ADS holders within 21 days from the date of the Announcement or such later date to which the Executive may consent.

As additional time is required for the Company to prepare and finalize certain information to be contained in the Offer Document, including but not limited to certain financial information to be included therein, an application has been made to the Executive for a waiver from the strict compliance with Rule 8.2 of the Takeovers Code and for consent to an extension of the latest date for the dispatch of the Offer Document to a date falling on or before September 9, 2024 and the Executive has granted its consent to such application.

WARNING: The Offer is subject to the Condition being satisfied in full on or before the Long Stop Date. If the ordinary resolution to approve the Offer is not passed by the Independent Shareholders, the Offer will not proceed and will lapse immediately.

It should be noted that dealings in the Class A Ordinary Shares and the ADSs will continue notwithstanding that the Condition may remain unfulfilled, and that persons dealing in the securities of the Company will bear the risk that the Offer may lapse.

Shareholders and ADS holders are advised to consider the detailed terms of the Offer and read, among other things, the letter from the Independent Board Committee and the letter of advice from the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders to be contained in the Offer Document before deciding whether to vote for or against the ordinary resolution in respect of the Offer to be proposed at the EGM. Shareholders and ADS holders should also note that their voting decision on the ordinary resolution in respect of the Offer to be proposed at the EGM shall not affect their decision as to whether to accept the Offer or not. If Shareholders and ADS holders are in any doubt as to any aspect of the Offer or as to the action to be taken, they should seek independent professional advice.

By order of the board
Zhihu Inc.
Yuan Zhou
Chairman

Hong Kong, August 9, 2024

As of the date of this announcement, the board of Directors comprises Mr. Yuan Zhou as an executive Director, Mr. Dahai Li, Mr. Zhaohui Li, and Mr. Bing Yu as non-executive Directors, and Mr. Hanhui Sam Sun, Ms. Hope Ni, and Mr. Derek Chen as independent non-executive Directors.

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

2